Exhibit 99.2

WESTPAC BANKING CORPORATION
ABN 33 007 457 141

INTERIM FINANCIAL REPORT

31 MARCH 2007

Directors’ Report

The Directors of Westpac Banking Corporation (Westpac) present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2007.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Edward Evans	Chairman since April 2007
Director since November 2001

David Morgan	Managing Director and Chief Executive Officer since March 1999
Executive Director since November 1997

Elizabeth Bryan	Director since November 2006

Gordon Cairns	Director since July 2004

David Crawford	Director since May 2002

Carolyn Hewson	Director since February 2003

Peter Wilson	Director since October 2003

Leon Davis	Resigned on 31 March 2007
Director from November 1999
Chairman from December 2000

Helen Lynch	Resigned on 14 December 2006
Director from November 1997

Review and results of the Group’s operations during the half year

The net profit of the Group for the half year ended 31 March 2007, after tax and minority interests, was $1,641 million compared with $1,469 million for the half year ended 31 March 2006, an increase of 12%.

Net operating income increased by 8% to $4,909 million and net interest income increased by 8% to $3,089 million compared to the half year ended 31 March 2006.  The 8% increase in net interest income was assisted by 15% growth in average interest earning assets since 31 March 2006.  Operating expenses increased by 4% to $2,229 million and basic earnings per share grew by 12% to 89.1 cents compared to the half year ended  31 March 2006.

An interim dividend for the half year ended 31 March 2007 of 63 cents per ordinary share, estimated to be $1,163 million has been determined and will be paid on 2 July 2007.  The dividend will be fully franked.  The current interim dividend is an increase of 13% over the 2006 interim dividend which was also fully franked.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page and forms part of this report.

Rounding of amounts

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Signed in accordance with a resolution of the Board of Directors.

E.A. Evans	D.R. Morgan
Chairman	Managing Director and Chief Executive Officer

Sydney 3 May 2007

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia
www.pwc.com/au Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999

Auditors’ Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2007, I declare that to the best of my knowledge and belief, there have been:

a.               no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b.              no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

DH Armstrong	Sydney
Partner	3 May 2007
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

Consolidated financial statements

Consolidated income statement for the half year ended 31 March 2007
Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2007	2006	2006
	Note	$m	$m	$m
Interest income		10,494	9,330	8,761
Interest expense		(7,405)	(6,548)	(5,901)
Net interest income		3,089	2,782	2,860
Non-interest income	2	1,820	1,872	1,703
Net operating income		4,909	4,654	4,563
Operating expenses	3	(2,229)	(2,160)	(2,135)
Impairment losses on loans		(232)	(190)	(185)
Profit before income tax		2,448	2,304	2,243
Income tax expense		(773)	(673)	(749)
Net profit for the period		1,675	1,631	1,494
Net profit attributable to minority interests		(34)	(29)	(25)
Net profit attributable to equity holders of Westpac Banking Corporation		1,641	1,602	1,469
Earnings per share (cents)
Basic	5	89.1	87.5	79.7
Diluted	5	88.7	86.6	78.8

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet as at 31 March 2007
Westpac Banking Corporation and its controlled entities

		As At
		31 March	30 September	31 March
		2007	2006	2006
	Note	$m	$m	$m
Assets
Cash and balances with central banks		2,707	2,478	2,536
Due from other financial institutions		12,744	12,865	17,124
Derivative financial instruments		14,355	10,311	14,656
Trading securities		17,476	13,560	15,283
Other financial assets designated at fair value		2,983	3,282	3,376
Available-for-sale securities		1,343	969	1,033
Loans		253,238	234,484	215,701
Life insurance assets		15,390	14,281	14,743
Regulatory deposits with central banks overseas		332	465	372
Goodwill and other intangible assets		2,965	2,952	2,920
Property, plant and equipment		474	466	421
Net deferred tax assets		723	653	407
Other assets		3,470	2,812	3,307
Total assets		328,200	299,578	291,879
Liabilities
Due to other financial institutions		14,710	12,051	12,256
Deposits at fair value		36,066	33,286	29,354
Deposits at amortised cost		141,649	134,455	124,537
Derivative financial instruments		14,880	9,342	12,389
Trading liabilities and other financial liabilities designated at fair value		3,784	2,893	3,817
Debt issues		73,122	66,080	68,372
Current tax liabilities		304	301	64
Life insurance liabilities		14,290	13,476	13,655
Provisions		766	868	721
Other liabilities		4,716	4,771	5,697
Total liabilities excluding loan capital		304,287	277,523	270,862
Loan capital
Subordinated bonds, notes and debentures		5,323	4,107	4,491
Subordinated perpetual notes		483	521	543
Trust Preferred Securities		1,283	1,329	1,341
Total loan capital		7,089	5,957	6,375
Total liabilities		311,376	283,480	277,237
Net assets		16,824	16,098	14,642
Shareholders’ equity
Share capital:
Ordinary share capital	6	5,758	5,519	5,370
Treasury shares		(103)	(51)	(57)
Reserves		188	186	208
Retained profits		9,070	8,532	7,957
Total equity attributable to equity holders of Westpac Banking Corporation		14,913	14,186	13,478
Minority Interests		1,911	1,912	1,164
Total shareholders equity and minority interests		16,824	16,098	14,642
Contingent liabilities and credit commitments	8

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of recognised income and expense for the half year ended 31 March 2007
Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2007	2006	2006
	$m	$m	$m
Gains/(losses) on available-for-sale securities:
Recognised in equity	(3)	55	2
Transferred to the income statement	(19)	(29)	(6)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	72	(45)	3
Transferred to the income statement	4	(6)	(30)
Exchange differences on translation of foreign operations	(105)	(58)	84
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	7	(10)	3
Cash flow hedging reserve	(23)	17	8
Foreign currency translation reserve	31	13	—
Net income recognised directly in equity	(36)	(63)	64
Profit attributable to equity holders	1,675	1,631	1,494
Total net income recognised for the period	1,639	1,568	1,558
Attributable to:
Members of the parent	1,605	1,539	1,533
Minority interests	34	29	25
Total net income recognised for the period	1,639	1,568	1,558

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated cash flow statement for the half year ended 31 March 2007
Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2007	2006	2006
	$m	$m	$m
Cash flows from operating activities
Interest received	10,286	9,233	8,711
Interest paid	(7,291)	(6,610)	(5,802)
Dividends received excluding life business	7	5	4
Other non-interest income received	1,426	1,151	1,436
Operating expenses paid	(1,838)	(1,582)	(1,782)
Net (increase)/decrease in trading and fair value assets	(3,857)	1,571	(4,839)
Net increase/(decrease) in trading and fair value liabilities	1,286	(833)	473
Net (increase)/decrease in derivative financial instruments	(2,221)	(2,279)	(209)
Income tax paid excluding life business	(884)	(775)	(553)
Life business:
Receipts from policyholders and customers	1,581	1,432	1,322
Interest and other items of similar nature	28	31	24
Dividends received	239	784	196
Payments to policyholders and suppliers	(1,702)	(1,709)	(1,662)
Income tax paid	(52)	(27)	(42)
Net cash provided by operating activities	(2,992)	392	(2,723)
Cash flows from investing activities
Proceeds from available-for-sale securities	197	73	208
Proceeds from matured available-for-sale securities	882	424	155
Purchase of available-for-sale securities	(1,490)	(550)	(648)
Net (increase)/decrease in:
Due from other financial institutions	(14)	3,948	(2,460)
Loans	(18,889)	(15,890)	(13,532)
Life insurance assets	(294)	488	(381)
Regulatory deposits with central banks overseas	110	(93)	(24)
Other assets	(761)	(237)	(78)
Purchase of intangible assets	(97)	(109)	(111)
Purchase of property, plant and equipment	(74)	(148)	(77)
Proceeds from disposal of property, plant and equipment	—	9	14
Controlled entities and businesses disposed, net of cash held	—	120	—
Net cash used in investing activities	(20,430)	(11,965)	(16,934)
Cash flows from financing activities
Issue of loan capital	1,372	—	704
Redemption of loan capital	—	(420)	—
Proceeds from exercise of employee options	25	36	31
Purchase of share on exercise of employee options and rights	(47)	(30)	(4)
Proceeds from TPS 2006 (net of issue costs $12 million)	—	751	—
Buy-back of ordinary shares	—	—	(1,003)
Net increase/(decrease) in:
Due to other financial institutions	2,924	(106)	1,421
Deposits	10,667	12,089	5,458
Debt issues	10,064	1,173	12,662
Other liabilities	(433)	(1,071)	822
Purchase of treasury shares	(70)	(11)	(6)
Sale of treasury shares	18	17	10
Payment of dividends	(846)	(884)	(744)
Payment of dividends to minority interests	(35)	(34)	(20)
Net cash provided by financing activities	23,639	11,510	19,331
Net increase in cash and cash equivalents	217	(63)	(326)
Effect of exchange rate changes on cash and cash equivalents	12	5	9
Cash and cash equivalents at the beginning of the year	2,478	2,536	2,853
Cash and cash equivalents at year end	2,707	2,478	2,536

The above consolidated cash flow should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation are provided in Note 9.

Notes to the consolidated financial statements

Note 1.  Basis of preparation of interim financial report

This general purpose interim financial report for the half-year ended 31 March 2007 has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), AASB 134: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report.  Accordingly, this interim report is to be read in conjunction with the annual report for the year ended 30 September 2006 and any relevant public announcements made by Westpac Banking Corporation during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies and methods of computation adopted in this interim financial report are the same as those in the previous financial year and corresponding interim reporting period, except as follows:

As of 1 October 2006, Westpac adopted an amendment to AASB 139 Financial Instruments: Recognition and Measurement.  As a result of this amendment cash flow hedging of intragroup revenue no longer qualifies for hedge accounting.  This amendment has resulted in subsequent changes to the fair value of derivative instruments that previously hedged New Zealand dollar income being recognised in the income statement.  Amounts deferred in the cash flow hedging reserve up to 30 September 2006 are being released to the income statement when the underlying hedged revenues are recognised in income.  Westpac has applied the exemption available in AASB 139 and not restated the comparative reported information for the impact of this change in accounting policy.  The effect of the change has resulted in a decrease in other income and accordingly profit before income tax of $6 million, a decrease in income tax expense of $2 million and a decrease in net profit for the year of $4 million.  This resulted in a corresponding increase in the cash flow hedge reserve of $4 million.

Except for impact of the change to AASB 139 discussed above comparative information is restated where appropriate to enhance comparability. The consolidated interim financial report was approved by the Board of Directors on 3 May 2007.

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

United States information for interim financial reports

This interim financial report includes additional information and representations required to be included in interim financial reports to comply with US reporting requirements.

The following additional information is included in this interim financial report and has been prepared on a consistent basis with information included in the previous annual financial report unless otherwise stated:

•       basis for the calculation of earnings per ordinary share (Note 5);

•       consolidated statement of changes in shareholders’ equity (Note 11); and

•       reconciliation with US Generally Accepted Accounting Principles (US GAAP) (Note 12).

In the opinion of management, all normal recurring adjustments necessary for a fair statement of the interim period results have been made in this unaudited interim financial report.

Note 2.  Non-interest income

	Half Year Ended
	31 March	30 September	31 March
	2007	2006	2006
	$m	$m	$m
Fees and commissions	905	924	842
Wealth management and insurance income1	629	543	541
Trading income	260	197	328
Other income	26	208	(8)
Total non-interest income	1,820	1,872	1,703

(1)                   Includes general insurance commissions and premiums, reclassified from other income.

Note 3.  Operating expenses

	Half Year Ended
	31 March	30 September	31 March
	2007	2006	2006
	$m	$m	$m
Salaries and other staff expenses	1,223	1,159	1,165
Equipment and occupancy expenses	309	310	304
Other expenses	697	691	666
Total operating expenses	2,229	2,160	2,135

Note 4.  Dividends

	Half Year Ended
	31 March	30 September	31 March
	2007	2006	2006
	$m	$m	$m
Recognised amounts
Ordinary dividends
2006 final dividend paid 60 cents per share (2005 51 cents per share) all fully franked at 30%	1,101	—	951
2006 interim dividend paid 56 cents per share fully franked at 30%	—	1,026	—
Total ordinary dividends	1,101	1,026	951
Unrecognised amounts
Since the end of the period the directors have determined the payment of the following ordinary dividend:
Ordinary shares 63 cents per share (30 September 2006: 60 cents per share, 31 March 2006: 56 cents per share) all fully franked at 30%	1,163	1,101	1,026

A provision is only made for any dividends declared, determined or publicly recommended by the directors on or before the end of the financial period but not distributed at balance date.  The amount disclosed as ‘recognised’ is the dividend declared in respect of the previous financial period.

Note 5.  Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of Westpac by the weighted average number of ordinary shares on issue during the period, excluding the number of ordinary shares purchased by the Group and held as Treasury shares.  Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

	Half Year Ended
	31 March		30 September		31 March
	2007		2006		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of
earnings per ordinary share ($millions)
Net profit	1,675	1,675	1,631	1,631	1,494	1,494
Net profit attributable to minority interests	(34)	(34)	(29)	(29)	(25)	(25)
FIRsTS distributions	—	22	—	22	—	22
2004 TPS distributions	—	17	—	18	—	19
Earnings	1,641	1,680	1,602	1,642	1,469	1,510
Weighted average number of ordinary shares
(millions)
Weighted average number of ordinary shares	1,846	1,846	1,835	1,835	1,849	1,849
Effect of own shares held	(5)	(5)	(5)	(5)	(5)	(5)
Potential dilutive adjustment:
Exercise of options	—	2	—	5	—	10
Conversion of 2004 TPS	—	25	—	31	—	33
Conversion of FIRsTS	—	26	—	29	—	30
Total weighted average number of ordinary shares	1,841	1,894	1,830	1,895	1,844	1,917
Earnings per ordinary share (cents)	89.1	88.7	87.5	86.6	79.7	78.8

During the half year, 1,884,529 (2006 2,369,826) options and performance share rights were converted to ordinary shares.  The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion.

In determining diluted earnings per share, options with an exercise price (including grant date fair value that will be expensed in future periods) greater than the average market price over the period have not been included, as these are not considered dilutive.

Information concerning the classification of securities

During the period ended 31 March 2007, ordinary shares were allocated to eligible senior management under the Restricted Share Plan (RSP).  The RSP shares are treated as options in the calculation of the diluted earnings per share.

Note 6.  Share capital

During the period ended 31 March 2007, the following ordinary shares were issued:

•                     to equity holders in terms of the Dividend Reinvestment Plan, 10,621,712 ordinary shares at a price of $24.05; and 

•                     to eligible staff under the Employee Share Plan 743,908 ordinary shares issued for nil consideration.

During the period ended 31 March 2007, 1,884,529  ordinary shares were purchased on market at an average purchase price of $25.15 and delivered to employees upon the exercise of the following options and performance share rights:

•                     to eligible executives and senior management under the Westpac Performance Plan 419,740 performance options at an average exercise price of $14.12 and 124,598 performance share rights for nil consideration:

•                     to executives under the General Management Share Option Plan 486,691 options at an average exercise price of $13.74; and

•                     to senior officers under the Senior Officers’ Share Purchase Scheme 853,500 options at an average exercise price of $14.15.

During the period ended 31 March 2007, 1,309,054 ordinary shares were purchased on market at an average purchase price of $23.96 and allocated to eligible senior management under the RSP.  Full entitlement to these shares do not vest until a service period has been completed.  Unvested RSP shares are treated as Treasury Shares.

Note 7.  Group segment information

The basis of segment reporting reflects the management of the business within the Group, rather than the legal structure of the Group.  The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment.  Inter-segment pricing is determined on an arms length basis.

Primary reporting - business segments

The business segments are defined by the customers they service and the services they provide.  The Business and Consumer Banking segment is responsible for servicing and product development for consumer and smaller to medium-sized business customers within Australia.  BT Financial Group Australia designs, manufactures, provides advice and services wealth management products to consumer and business customers in Australia.  The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to medium sized business banking customers in Australia and New Zealand.  The New Zealand Banking segment provides banking and wealth management services to consumer and small to medium sized business customers in New Zealand.  Other includes the results of Business Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.  The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

	Half Year Ended
	31 March 2007
	Business and	BT Financial
	Consumer	Group	Institutional	New Zealand
	Banking	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	6,688	784	2,104	1,625	1,113	12,314
Internal revenue(1)	172	—	1,382	(313)	(1,241)	—
Total segment revenue	6,860	784	3,486	1,312	(128)	12,314
Interest income	6,008	156	1,766	1,443	1,121	10,494
Interest expense	(2,141)	—	(789)	(558)	(3,917)	(7,405)
Internal charges(1)	(1,677)	(129)	(692)	(450)	2,948	—
Net interest income	2,190	27	285	435	152	3,089
Net non-interest income	680	628	338	182	(8)	1,820
Internal charges(1)	(47)	(83)	66	6	58	—
Total operating income	2,823	572	689	623	202	4,909
Depreciation and amortisation	(1)	(20)	(1)	(27)	(104)	(153)
Other non-cash expenses	(55)	(12)	(9)	(1)	(33)	(110)
Other operating expenses	(770)	(239)	(211)	(260)	(486)	(1,966)
Internal charges(1)	(508)	(18)	(62)	(12)	600	—
Total operating expenses	(1,334)	(289)	(283)	(300)	(23)	(2,229)
Impairment losses on loans	(166)	—	(11)	(37)	(18)	(232)
Profit before income tax	1,323	283	395	286	161	2,448
Income tax expense	(391)	(82)	(114)	(89)	(97)	(773)
Minority interest	—	—	—	(2)	(32)	(34)
Profit attributable to shareholders of Westpac Banking
Corporation	932	201	281	195	32	1,641
Total assets	177,690	20,469	66,681	36,560	26,800	328,200
Total liabilities	120,247	13,855	37,185	20,716	119,373	311,376
Acquisition of property, plant and equipment, goodwill and other intangible assets	31	9	10	34	87	171

(1)                 Internal charges are eliminated on consolidation.

	Half Year Ended
	30 September 2006
	Business and	BT Financial
	Consumer	Group	Institutional	New Zealand
	Banking	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	6,040	645	2,210	1,425	882	11,202
Internal revenue(1)	151	16	1,237	88	(1,492)	—
Total segment revenue	6,191	661	3,447	1,513	(610)	11,202
Interest income	5,390	127	1,776	1,268	769	9,330
Interest expense	(1,882)	1	(982)	(493)	(3,192)	(6,548)
Internal charges(1)	(1,450)	(95)	(491)	(340)	2,376	—
Net interest income	2,058	33	303	435	(47)	2,782
Net non-interest income	650	518	434	157	113	1,872
Internal charges(1)	(54)	(21)	(13)	40	48	—
Total operating income	2,654	530	724	632	114	4,654
Depreciation and amortisation	(1)	(19)	(3)	(25)	(105)	(153)
Other non-cash expenses	(65)	(7)	(9)	(4)	(19)	(104)
Other operating expenses	(825)	(231)	(235)	(267)	(345)	(1,903)
Internal charges(1)	(410)	(25)	(41)	(5)	481	—
Total operating expenses	(1,301)	(282)	(288)	(301)	12	(2,160)
Impairment losses on loans	(165)	—	(1)	(19)	(5)	(190)
Reversals of impairment losses on loans	—	—	—	—	—	—
Profit before income tax	1,188	248	435	312	121	2,304
Income tax expense	(348)	(74)	(172)	(98)	19	(673)
Minority interest	—	—	—	(1)	(28)	(29)
Profit attributable to shareholders of Westpac Banking
Corporation	840	174	263	213	112	1,602
Total assets	168,626	18,705	56,541	33,766	21,940	299,578
Total liabilities	114,168	13,339	31,832	19,177	104,964	283,480
Acquisition of property, plant and equipment, goodwill and other intangible assets	7	43	5	48	342	445

(1)                 Internal charges are eliminated on consolidation.

	Half Year Ended
	31 March 2006
	Business and	BT Financial
	Consumer	Group	Institutional	New Zealand
	Banking	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	5,672	647	1,546	1,522	1,077	10,464
Internal revenue(1)	146	12	1,651	45	(1,854)	—
Total segment revenue	5,818	659	3,197	1,567	(777)	10,464
Interest income	5,075	107	1,313	1,293	973	8,761
Interest expense	(1,712)	—	(647)	(490)	(3,052)	(5,901)
Internal charges(1)	(1,343)	(73)	(495)	(375)	2,286	—
Net interest income	2,020	34	171	428	207	2,860
Net non-interest income	597	540	233	229	104	1,703
Internal charges(1)	(50)	(73)	191	(38)	(30)	—
Total operating income	2,567	501	595	619	281	4,563
Depreciation and amortisation	(1)	(7)	(1)	(26)	(104)	(139)
Other non-cash expenses	(51)	(19)	(8)	(2)	(25)	(105)
Other operating expenses	(809)	(208)	(221)	(263)	(390)	(1,891)
Internal charges(1)	(372)	(31)	(52)	(8)	463	—
Total operating expenses	(1,233)	(265)	(282)	(299)	(56)	(2,135)
Impairment losses on loans	(124)	—	(38)	(10)	(13)	(185)
Reversals of impairment losses on loans	—	—	—	—	—	—
Profit before income tax	1,210	236	275	310	212	2,243
Income tax expense	(368)	(71)	(34)	(98)	(178)	(749)
Minority interest	—	—	—	(2)	(23)	(25)
Profit attributable to shareholders of Westpac Banking
Corporation	842	165	241	210	11	1,469
Total assets	157,969	18,129	56,836	30,855	28,090	291,879
Total liabilities	105,544	13,251	33,650	18,005	106,787	277,237
Acquisition of property, plant and equipment, goodwill and other intangible assets	53	7	6	16	106	188

(1)             Internal charges are eliminated on consolidation.

Note 8.  Contingent liabilities and credit commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and in managing its own risk profile.  These financial instruments include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments.  However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support, both on and off-balance sheet, financial instruments with credit risk.  The Group evaluates each customer’s credit-worthiness on a case-by-case basis.  The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Off-balance sheet credit-risk related financial instruments are as follows:

	31 March		30 September		31 March
	2007		2006		2006
	Contract or		Contract or		Contract or
	Notional	Credit(1)	Notional	Credit(1)	Notional	Credit(1)
	Amount	Equivalent	Amount	Equivalent	Amount	Equivalent
	$m	$m	$m	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(2)	4,195	1,856	5,019	2,599	4,777	2,292
Trade letters of credit(3)	2,633	526	2,585	517	2,232	446
Non-financial guarantees(4)	6,801	3,361	6,353	3,145	6,317	3,127
Commitments to extend credit:	—	—
Residual maturity less than 1 year(5)	31,760	—	30,949	—	29,460	—
Residual maturity 1 year or more	35,287	11,789	32,040	10,848	29,252	9,802
Other commitments(6)	1,656	650	1,180	451	1,178	530
Total credit-risk-related instruments	82,332	18,182	78,126	17,560	73,216	16,197

(1)             Credit equivalents are determined in accordance with the APRA risk-weighted capital adequacy guidelines.

(2)             Includes $2.3 billion (30 September 2006 $2.4 billion and 31 March 2006 $2.4 billion) cash collateralised guarantees.

(3)             Trade letters of credit are for terms up to one year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(4)             Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(5)             The credit conversion factor is 0% for credit commitments with a residual maturity of less than one year or which can be unconditionally cancelled by the Group at any time without notice.

(6)             Other commitments include underwriter facilities and commitments with certain drawdowns.

Additional liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings.  An assessment of the Group’s likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the credit litigation provision.

Bell Group

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies.  The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s.  The proceedings are complex and the trial concluded recently and we are awaiting judgment.  It is not possible to estimate the potential impact, however, we believe that we have good prospects of success.

New Zealand Inland Revenue Department

The New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken in New Zealand and has issued reassessments in respect of nine transactions, three undertaken in the 1999 tax year, two undertaken in the 2000 tax year, two undertaken in the 2001 tax year and two undertaken in the 2002 tax year.  The maximum potential tax liability reassessed for the 1999 year is NZ$18 million (A$16 million) (NZ$25 million (A$22 million) with interest), for the 2000 year is NZ$61 million (A$54 million) (NZ$85 million (A$75 million) with interest), for the 2001 year is NZ$90 million (A$80 million) (NZ$127 million (A$112 million) with interest) and for the 2002 year is NZ$110 million (A$97 million) (NZ$155 million (A$137 million) with interest).

The NZIRD is also investigating other transactions undertaken by the New Zealand Branch (NZ Branch), which have materially similar features to those for which assessments have been received.  Should the NZIRD take the same position across all of these transactions, for the periods up to and including 31 March 2007, the overall primary tax in dispute will be approximately NZ$599 million (A$530 million) (this includes the amounts noted above).  With interest this increases to approximately NZ$798 million (A$698 million) (calculated to 31 March 2007).

Proceedings disputing the reassessments with respect to the 1999, 2000 and 2001 tax years have been commenced.  Westpac is confident that the tax treatment applied in all cases is correct.  A ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.  The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

New Zealand Commerce Commission

The New Zealand Commerce Commission issued proceedings on 9 November 2006 against the NZ Branch, Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of Westpac’s New Zealand Division (NZ Banking Group)), Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards alleging that the setting of interchange rates and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986.  The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties.  In addition, on 29 November 2006, a number of New Zealand retailers issued similar proceedings to the Commerce Commission (as described above) against the NZ Branch, Westpac New Zealand Limited, The Warehouse Financial Services Limited, Visa International, Cards NZ Limited, MasterCard International and New Zealand issuers of Visa and MasterCard credit cards.  These proceedings also seek to declare the conduct illegal and an enquiry into damages.  Any damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above.  The NZ Branch and NZ Banking Group are considering their position in relation to both proceedings.  As at the date of this Interim Financial Statement, no provision has been made in the financial statements in relation to these proceedings.

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks.  In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems.  The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Note 9.  Note to the cash flow statements

Reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation

	Half Year Ended
	31 March	30 September	31 March
	2007	2006	2006
	$m	$m	$m
Reconciliation of net cash provided by operating activities to net profit
Net profit	1,675	1,631	1,494
Adjustments:
Depreciation and amortisation	155	142	138
Increase/(decrease) in sundry provisions and other non-cash items	(41)	(83)	141
Impairment losses on loans	240	271	79
(Increase)/decrease in derivative financial instruments	(2,221)	(2,279)	(209)
(Increase)/decrease in trading assets	(3,857)	1,571	(4,839)
(Increase)/decrease in trading liabilities	1,286	(833)	473
(Increase)/decrease in accrued interest receivable	(180)	73	(163)
Increase in accrued interest payable	114	(62)	99
Increase/(decrease) in current and deferred tax	(163)	(39)	64
Net cash provided by operating activities	(2,992)	392	(2,723)
Details of assets and liabilities of controlled entities and businesses disposed:
Other assets	—	18	—
Net assets of entities and businesses disposed	—	18	—
Liabilities assumed on disposal	—	30
Gain on disposal	—	72	—
Cash consideration (net of sale costs)	—	120	—
Less: Cash deconsolidated	—	—	—
Cash consideration (net of sale costs and cash held)	—	120	—

Note 10.  Events subsequent to balance date

As announced to the market on 16th April 2007, Westpac issued  $1 billion unsecured, unsubordinated, redeemable convertible notes with an issue price of $100,000 per note on 19th April 2007.

Note 11.  Consolidated statement of changes in shareholders’ for the half year ended 31 March 2007 Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2007	2006	2006
	Note	$m	$m	$m
Share capital
Balance as at beginning of period		5,468	5,313	5,235
Shares issued:
Under dividend reinvestment plan	6	255	142	207
Under option and share right schemes	6	25	40	31
Acquisition of Hastings Funds Management Limited		—	—	52
Shares bought back and cancelled		—	—	(212)
Shares purchased for delivery upon exercise of options and share rights (net of tax)		(41)	(33)	(4)
(Acquisition)/disposal of treasury shares		(21)	6	4
(Acquisition) of RSP treasury shares		(31)	—	—
Balance as at period end		5,655	5,468	5,313
Available-for-sale securities reserve
Balance as at beginning of period		15	(1)	—
Net gains/(losses) from changes in fair value		(3)	55	2
Income tax effect		—	(7)	—
Transferred to income statements		(19)	(29)	(6)
Income tax effect		7	(3)	3
Balance as at period end		—	15	(1)
Share based payment reserve
Balance as at beginning of period		204	164	142
Current period movement		36	40	22
Balance as at period end		240	204	164
Cash flow hedging reserve
Balance as at beginning of period		(2)	32	—
A-IFRS transition adjustment		—	—	51
Restated balance as at beginning of period		(2)	32	51
Net gains/(losses) from changes in fair value		72	(45)	3
Income tax effect		(22)	15	(1)
Transferred to income statements		4	(6)	(30)
Income tax effect		(1)	2	9
Balance as at period end		51	(2)	32
Foreign currency translation reserve
Balance as at beginning of period		(31)	13	(96)
A-IFRS transition adjustment		—	—	25
Restated balance as at beginning of period		(31)	13	(71)
Transfer from retained profits		2	1	—
Foreign currency translation adjustment		(105)	(58)	84
Tax on foreign currency translation adjustment		31	13	—
Balance as at period end		(103)	(31)	13
Total reserves		188	186	208
Movements in retained profits were as follows:
Balance as at beginning of period		8,532	7,957	8,280
A-IFRS transition adjustment		—	—	(50)
Restated balance as at beginning of period		8,532	7,957	8,230
Net profit for the year		1,641	1,602	1,469
Deemed dividend on shares bought back		—	—	(791)
Final dividend for prior year		(1,101)	—	(951)
Interim dividend for prior year		—	(1,026)	—
Transfer (to)/from reserves		(2)	(1)	—
Balance as at period end		9,070	8,532	7,957

Note 12.  Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

The consolidated interim financial statements of the Group are prepared in accordance with A-IFRS which differs in some material respects from Generally Accepted Accounting Principles in the United States (US GAAP).  The following are reconciliations of net profit and equity attributable to equity holders of Westpac applying US GAAP instead of A-IFRS.

	Half Year	Half Year	Half Year
$m	March 07	Sept 06	March 06
Statement of income
Net profit as reported under A-IFRS	1,641	1,602	1,469
Items having an effect of increasing (decreasing) reported income
(related tax impact of item shown separately)
Premises and sites	10	7	44
Superannuation (pension) expense/(credit)	(28)	(115)	(13)
Related income tax (expense)/credit	8	35	4
Wealth management	(42)	(117)	—
Related income tax credit	13	35	—
Other debt instruments	(41)	(59)	35
Deconsolidation of trust preferred structures (under FIN 46R)	95	85	(175)
Change in estimate - Allowance for loan losses	—	—	569
Related income tax (expense)	—	—	(178)
Capitalised software	(3)	(16)	(2)
Related income tax credit	1	4	1
Fair value hedges	1	(77)	(64)
Related income tax credit	(1)	23	19
Cash flow hedges	(22)	(51)	(27)
Related income tax (expense)	56	17	8
Effective yield adjustments	3	(210)	8
Related income tax (expense)/credit	(1)	62	(2)
Other	—	124	(109)
Related income tax credit	—	(30)	30
Net income according to US GAAP	1,690	1,319	1,617
Adjustments to determine other comprehensive income under US GAAP (net of tax)
Net income recognised directly in equity under A-IFRS	(35)	(63)	64
Other debt instruments - FCTR adjustment	18	10	11
Unrealised net gain on available-for-sale securities	—	(209)	—
Cash flow hedges	(34)	34	19
Total comprehensive income according to US GAAP	1,639	1,091	1,711
Equity attributable to equity holders of Westpac as reported under A-IFRS	14,913	14,186	13,478
Adjustments:
Premises and sites	(21)	(31)	(27)
Goodwill	359	359	355
Superannuation (pension) asset	315	335	369
Wealth management assets (net of tax)	(95)	(66)	—
Other debt instruments	16	39	81
Deconsolidation of trust preferred structures (under FIN 46R)	194	—	14
Capitalised software	(38)	(36)	(25)
Fair value hedges	(56)	(56)	(79)
Effective yield adjustment	237	235	227
Other	—	—	(79)
Equity attributable to equity holders according to US GAAP	15,824	14,965	14,314

Statutory statements

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.                  the consolidated financial statements and notes set out on pages 3 to 16:

(i)                comply with Accounting Standards, the Corporations Act 2001, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(i)                give a true and fair view of the Group’s financial position as at 31 March 2007 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

b.               there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

E.A. Evans                                                                          D.R. Morgan

Chairman                                                                             Managing Director and
                                                                                             Chief Executive Officer

Sydney
3 May 2007

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
INDEPENDENT AUDITOR’S REVIEW REPORT	www.pwc.com/au
to the members of WESTPAC BANKING CORPORATION	Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Report on the Interim Financial Report

We have reviewed the accompanying interim financial report of Westpac Banking Corporation, which comprises the balance sheet as at 31 March 2007, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration  for the Westpac Banking Corporation Group (the consolidated entity).  The consolidated entity comprises both Westpac Banking Corporation (Westpac) and the entities it controlled during that half-year.

Directors’ Responsibility for the Interim Financial Report

The directors of Westpac are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001.  This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review.  We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity ‘s financial position as at 31 March 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.  As the auditor of Westpac, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.  A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Westpac is not in accordance with the Corporations Act 2001 including:

(a)             giving a true and fair view of the consolidated entity’s financial position as at 31 March 2007 and of its performance for the half-year ended on that date; and

(b)            complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PricewaterhouseCoopers

D.H. Armstrong	Sydney, Australia
Partner	3 May 2007

Liability limited by a scheme approved under Professional Standards Legislation

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